Exhibit 99.19

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	11	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	485	174	2,632
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62	£3.36	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	22	11	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	1,049	34
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr G Carry	Ordinary	408

Address
10 Springmount Road Riverstown Glanmire Co Cork
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Xenia Jane White	Ordinary	325

Address
35 Park Drive Sittingbourne Kent
UK postcode ME10 1RW

Name	Class of shares allotted	Number allotted
Mrs Rosalind Jane Willis	Ordinary	1,020

Address
18a Borrage Lane Ripon North Yorkshire
UK postcode HG4 2PZ

Name	Class of shares allotted	Number allotted
Mr Edward Evans	Ordinary	251

Address
65 Millars Croft Windmill Lane Batley West Yorkshire
UK postcode WF17 0RL

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Janine Smith	Ordinary	1,052

Address
11 Wellington Drive Bowerhill Melksham Wiltshire
UK postcode SN12 6QW

Name	Class of shares allotted	Number allotted
Mrs Jennifer Jones	Ordinary	927

Address
34 Dunmore Road Old Walcot Swindon Wiltshire
UK postcode SN3 1AF

Name	Class of shares allotted	Number allotted
Mrs Vanessa Green	Ordinary	323

Address
19 Marsh Avenue Long Meadow Worcester
UK postcode WR4 0HJ

Name	Class of shares allotted	Number allotted
Mrs Julie McGreavey	Ordinary	68

Address
6 St Nicholas Close Kettering Northamptonshire
UK postcode NN15 5UH

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 25-Nov-2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform